UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, DC 20549
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)

                             AVENTURA HOLDINGS, INC.
                             -----------------------
                                 (Name of Issuer)

                                  COMMON STOCK
                                  ------------
                          (Title of Class of Securities)

                                   86681R 10 5
                                   -----------
                                  (CUSIP Number)
                            Mark R. Horvath, Manager
                              Horvath Holdings, LLC
                                 25221 Dequindre
                            Madison Heights, MI 48071
                                 (248) 298-0225
                                 With copies to:
                            Michael T. Raymond, Esq.
                              Dickinson Wright PLLC
                            301 E. Liberty, Suite 500
                            Ann Arbor, MI 48104-2266
                                 (734) 623-1663
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 1, 2006
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     Horvath  Holdings,  LLC.
     I.R.S.  Identification  No.  202498502

(2)  Check  the  Appropriate  Box  if  a  Member  of  a Group (See Instructions)

     a.  [  ]
     b.  [  ]

(3)  SEC  Use  Only

(4)  Source  of  Funds  (See  Instructions)

     OO

(5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     [  ]

(6)  Citizenship  or  Place  of  Organization

     MICHIGAN

(7)  Sole  Voting  Power

     1,888,785,714  common  shares

(8)  Shared  Voting  Power

     0

(9)  Sole  Dispositive  Power

     2,751,339,181  common  shares

(10)  Shared  Dispositive  Power

      0

(11)  Aggregate  Amount  Beneficially  Owned  By  Each  Reporting  Person

      2,751,339,181  common  shares

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      [X]

(13)  Percent  of  Class  Represented  by  Amount  in  Row  (11)

      51%

(14)  Type  of  Reporting  Person

      OO  -  Limited  Liability  Company

In accordance with Rule 13d-2 promulgated under the Act, this Amendment No. 1 to
Schedule 13D is being filed by the Reporting Person (defined below) to amend and supplement only information that has materially changed from the information set forth in the Schedule 13D filed by the Reporting Person on May 26, 2006 (the "Schedule 13D"). Unless otherwise indicated herein, terms used and defined in the Schedule 13D shall have the same respective meanings herein as are ascribed to such terms in the Schedule 13D.

ITEM  2.  IDENTITY  AND  BACKGROUND

     (i) Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Horvath Holdings, LLC (the "Reporting Person") is a limited liability company organized under the laws of the State of Michigan which owns and operates automobile dealerships and finance companies concentrating in the sub-prime lending market. The address of the Reporting Person's principal place of business and principal office is 25221 Dequindre, Madison Heights, MI 48071. The Reporting Person's sole manager is Mark R. Horvath, a U.S. citizen with the same address as the Reporting Person.

During the past five years, neither the Reporting Person nor the Reporting Person's sole manager, Mark R. Horvath, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION

     (i) Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On May 16, 2006 the Reporting Person acquired 200,000,000 shares of common stock of the Company and a Warrant (described in Item 6 herein) to purchase additional shares of common stock of the Company covered by this statement, in exchange for the Reporting Person's assignment to the Company of 300 common shares (30% of the equity) of Ohio Funding Group, Inc., a Michigan corporation, which has an agreed value of $100,000. On October 1, 2006, an additional 200,000,000 shares of common stock of the Company were issued to the Reporting Person as a result of a partial exercise of the Warrant in exchange for the Reporting Person's assignment to the Company of an additional 300 common shares (an additional 30% of the equity) of Ohio Funding Group, Inc., which has an agreed value of $100,000.

ITEM  4.  PURPOSE  OF  TRANSACTION

     (i) Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Item 6 herein is hereby incorporated by reference into this Item 4.

On May 16, 2006 the Reporting Person acquired 200,000,000 shares of common stock of the Company and a Warrant to purchase additional shares of common stock of the Company covered by this statement. On October 1, 2006, the Reporting Person partially exercised the Warrant by assigning an additional 30% of the equity of Ohio Funding Group, Inc., with an agreed value of $100,000, in exchange for the issuance of an additional 200,000,000 shares of the Company's common stock. In connection with this partial exercise of the Warrant, the Reporting Person was granted one additional Board seat designation right (in addition to the single Board seat designation right granted to the Reporting Person in the original May 16, 2006 transaction) and was issued a First Replacement Warrant (as described in Item 6 herein) covering the unexercised balance of shares subject to the Warrant. As of the date hereof, the Reporting Person has not appointed any directors pursuant to its Board seat designation rights.

The Reporting Person intends to review on a continuing basis its investment in the common stock of the Company and to take such actions with respect to its investment as it deems appropriate in light of the circumstances existing from time to time, including the potential exercise of the First Replacement Warrant which would enable the Reporting Person to acquire a controlling ownership position in the Company. Depending on market and other conditions, the Reporting Person may continue to hold the common stock, acquire additional common stock, or dispose of all or a portion of the common stock it now owns or may hereafter acquire.

Except as otherwise noted below, the Reporting Person does not have plans that relate to or would result in:

(a) an extraordinary corporate transaction, such as a merger, reorganization or liquidation;

(b) a sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(c) except as otherwise disclosed in Items 4 and 6 with respect to the Reporting Person's right to nominate directors of the Company, any change in the present board of directors or management of the Company, including plans or proposals to change the number or terms of directors to fill any existing vacancies on the board;

(d) any other material change in the present capitalization or dividend policy of the Company;

(e) except as otherwise disclosed in Item 6, any other material change in the Company's business or corporate structure;

(f) except for a plan to change the Company's charter to increase the amount of authorized common stock from 5,000,000,000 to at least the amount necessary for full exercise of the First Replacement Warrant, any changes in the Company's bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;


(g) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(h) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(i)     any  action  similar  to  any  of  those  enumerated  above.

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER

     (i) Subsections (a) through (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) The Reporting Person beneficially owns 2,751,339,181 shares of common stock of the Company, or approximately 51% of the voting securities of the Company, which includes (1) 400,000,000 shares of the Company's common stock received by the Reporting Person in the transactions described in Items 4 and 6, and (2) 2,351,339,181 shares of the Company's common stock, assuming full exercise of the First Replacement Warrant (described in Item 6 herein) as of the date hereof. The Reporting Person has not included 1,488,785,714 shares of common stock of the Company for which the Reporting Person has a proxy to vote, but does not own. The Reporting Person disclaims any beneficial ownership in these shares as the Reporting Person has no pecuniary interest with respect to these shares.

(b) The responses of the Reporting Person with respect to rows seven through ten (7-10) of the cover page to this Amendment No. l to Schedule 13D are incorporated herein by reference.

(c) Except for the transactions in connection with the First Partial Exercise (described in Item 6 herein), during the past sixty days immediately preceding the date of this Amendment No. 1 to Schedule 13D, the Reporting Person did not effect any other transactions in any securities of the Company.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     (i) The second sentence of the third paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Warrant enabled Horvath to contribute, at any time during the exercise period, at a fixed price per share of $.0005, the remaining equity interests in its subsidiaries in exchange for the greater of: (a) 2,351,339,181 shares of the common stock of the Company, or (b) that number of shares of common stock of the Company as shall be required for the Reporting Person to obtain, when combined with other shares of common stock of the Company then cumulatively held by the Reporting Person, at least 51% of the total fully-diluted shares of common stock outstanding of the Company on the date the Warrant is fully exercised.

     (ii) The final sentence of the fifth paragraph of Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Trust Shares presently include 1,488,785,714 shares of common stock of the Company.

     (iii) The following paragraphs are hereby inserted immediately following the fifth paragraph of Item 6 of the Schedule 13D:

In connection with the Reporting Person's first partial exercise of the Warrant on October 1, 2006 (the "First Partial Exercise"), the Company entered into several additional agreements with the Reporting Person, including a Securities Purchase Agreement (the "First Partial Exercise SPA"), and a Replacement Class A Common Stock Purchase Warrant No. 1 (the "First Replacement Warrant"). Such agreements are incorporated herein by reference, as set forth in Item 7 below. Pursuant to the terms of the First Partial Exercise SPA, in exchange for contributing 30% of the equity of Ohio Funding with an agreed upon value of $100,000, the Reporting Person received an additional 200,000,000 shares of common stock of the Company. As noted above in Item 4, in connection with the First Partial Exercise, the Reporting Person was granted one additional Board seat designation right (in addition to the single Board seat designation right granted to the Reporting Person in the original May 16, 2006 transaction). As of the date hereof, the Reporting Person has not appointed any directors pursuant to its Board seat designation rights.

Pursuant to the terms of the Warrant, the Company was obligated to issue the First Replacement Warrant to the Reporting Person for the unexercised balance of the shares of common stock of the Company that the Reporting Person was entitled to purchase under the Warrant. The First Replacement Warrant supersedes the Warrant in all significant respects as between the Company and the Reporting Person but contains substantially identical provisions as the Warrant. The Registration Rights Agreement and the Lock-Up Agreement entered into in connection with the Transaction remain in full effect as between the Company and the Reporting Person.


ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS

     (i) Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

     EXHIBIT  NUMBER          DESCRIPTION  OF  EXHIBIT
     ---------------          ------------------------

          10.1      Securities Purchase  Agreement  (Incorporated  by
                    reference  from  the  Company's  8-K  Filed  May  22,  2006)

          10.2      Class A Common  Stock  Purchase  Warrant
                    (Incorporated by reference from the Company's 8-K Filed May 22, 2006)

          10.3      Registration  Rights  Agreement  (Incorporated  by
                    reference  from  the  Company's  8-K  Filed  May  22,  2006)

          10.4 Lock-Up Agreement (Incorporated by reference from the Company's 8-K Filed May 22, 2006)

          10.5 Securities Purchase Agreement (Incorporated by reference from the Company's 8-K Filed October 5, 2006)

          10.6 Replacement Class A Common Stock Purchase Warrant (Incorporated by reference from the Company's 8-K Filed October 5, 2006)

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October  6,  2006                Horvath  Holdings,  LLC


                                   By:     /s/  Mark  R.  Horvath
                                           ----------------------
                                 Name:     Mark  R.  Horvath
                                Title:     Manager